UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

(Amendment No. 1)

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☒	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under § 240.14a-12

MATTHEWS INTERNATIONAL CORPORATION
(Name of Registrant as Specified In Its Charter)

BARINGTON COMPANIES EQUITY PARTNERS, L.P.

BARINGTON COMPANIES INVESTORS, LLC

BARINGTON CAPITAL GROUP, L.P.

LNA CAPITAL CORP.

JAMES MITAROTONDA

ANA B. AMICARELLA

CHAN W. GALBATO

1 NBL EH, LLC

JOSEPH GROMEK

(Name of Persons(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check all boxes that apply):

☒	No fee required

☐	Fee paid previously with preliminary materials

☐	Fee computed on table in exhibit required by Item 25(b) per Exchange Act Rules 14a-6(i)(1) and 0-11

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JANUARY 2, 2025

BARINGTON COMPANIES EQUITY PARTNERS, L.P.

___________________, 2025

Dear Fellow Matthews Shareholders:

Barington Companies Equity Partners, L.P. and certain of its affiliates named herein (collectively, “Barington,” “we” or “our”), are significant investors in Matthews International Corporation, a Pennsylvania corporation (“Matthews” or the “Company”), which, together with the other participants in this solicitation, are the beneficial owners of 581,952 shares of Class A Common Stock, $1.00 par value (the “Common Stock”), of the Company, representing approximately 1.9% of the outstanding shares of Common Stock. We believe meaningful change to the composition of the Board of Directors of the Company (the “Board”) is necessary to ensure that the Company is being run in a manner consistent with your best interests. Accordingly, we are seeking your support for the election of our three (3) highly-qualified nominees as directors at the 2025 annual meeting of shareholders to be held on [______], 2025 at [_:__ [a/p].m.] Eastern Standard Time virtually at www.cesonlineservices.com/matw25_vm (including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

The Company has a classified Board, which is currently divided into three (3) classes. The terms of three (3) directors expire at the Annual Meeting. Through the accompanying Proxy Statement and enclosed GOLD universal proxy card, we are soliciting proxies to elect our three (3) nominees, Ana B. Amicarella, Chan W. Galbato and James Mitarotonda (the “Barington Nominees”). Barington and the Company will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to three (3) nominees on Barington’s enclosed GOLD universal proxy card. Any shareholder who wishes to vote for any combination of our nominees and the Company’s nominees may do so on Barington’s enclosed GOLD universal proxy card. There is no need to use the Company’s white universal proxy card or voting instruction form, regardless of how you wish to vote. In any case, we urge shareholders to vote in favor of the Barington Nominees, who we believe are the most qualified candidates to serve as directors in order to achieve a Board composition that we believe is in the best interest of all shareholders.

We strongly believe that shareholders will benefit from a meaningfully reconstituted Board that includes the addition of new directors with fresh perspectives, extensive leadership experience, financial, corporate strategy and turnaround expertise, and a shared objective of enhancing long-term value for the benefit of all Matthews shareholders. The individuals that we have nominated are highly qualified, significantly experienced and ready to ensure that the interests of shareholders, the owners of Matthews, are appropriately represented in the boardroom.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD universal proxy card today. The attached Proxy Statement and the enclosed GOLD universal proxy card are first being mailed to shareholders on or about January ___, 2025.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating, marking your vote and returning a later dated GOLD universal proxy card or by voting virtually at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Okapi Partners LLC, which is assisting us, at its address and toll-free number listed below.

Thank you for your support,

/s/ James Mitarotonda

James Mitarotonda

Barington Companies Equity Partners, L.P.

If you have any questions, require assistance in voting your GOLD universal proxy card,

or need additional copies of Barington’s proxy materials,

please contact:

Okapi Partners LLC

1212 Avenue of the Americas, 17th Floor

New York, New York 10036

Shareholders may call toll-free: (877) 285-5990

Banks and brokers call: (212) 297-0720

E-mail: info@okapipartners.com

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JANUARY 2, 2025

ANNUAL MEETING OF SHAREHOLDERS

OF

MATTHEWS INTERNATIONAL CORPORATION

_________________________

PROXY STATEMENT
OF
BARINGTON COMPANIES EQUITY PARTNERS, L.P.
_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED

GOLD UNIVERSAL PROXY CARD TODAY

Barington Companies Equity Partners, L.P. (“BCEP”) and certain of its affiliates (collectively, “Barington,” “we” or “our”), are significant investors in Matthews International Corporation, a Pennsylvania corporation (“Matthews” or the “Company”), which, together with the other participants in their solicitation, are the beneficial owners of 581,952 shares of Class A Common Stock, $1.00 par value (the “Common Stock”), of the Company, representing approximately 1.9% of the outstanding shares of Common Stock. We strongly believe that the Board must be meaningfully reconstituted with directors who have the perspectives, skills and expertise to help guide the Company at this critical juncture and drive shareholder value. To that end, we have nominated three (3) highly qualified director nominees, each of whom would bring substantial expertise and deep experience to the Board and was selected specifically for his or her ability to work with the current Board to act on the significant value-creation opportunity we believe is present at Matthews today. Accordingly, we are seeking your support at the 2025 annual meeting of shareholders of the Company scheduled to be held virtually via live webcast at www.cesonlineservices.com/matw25_vm, on [______], 2025, at [_:__ [a/p].m.] Eastern Standard Time (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of shareholders held in lieu thereof, the “Annual Meeting”), for the following items of business:

1.

To elect Barington’s three (3) director nominees, Ana B. Amicarella, Chan W. Galbato and James Mitarotonda (each, a “Barington Nominee” and together, the “Barington Nominees”), for a term of three (3) years;

2.	To vote on the Company’s proposal to approve the adoption of the Second Amended and Restated 2017 Equity Incentive Plan;
3.	To vote on the Company’s proposal to ratify the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm to audit the records of the Company for the fiscal year ending September 30, 2025;
4.	To vote on the Company’s proposal to provide an advisory (non-binding) vote on the executive compensation of the Company’s named executive officers; and
5.	To transact such other business as may properly come before the Annual Meeting.

This Proxy Statement and the enclosed GOLD universal proxy card are first being mailed to shareholders on or about January [__], 2025.

The Company has disclosed that the Annual Meeting will take place in a virtual meeting format only. Shareholders will not be able to attend the Annual Meeting in person. For further information on how to attend and vote virtually at the Annual Meeting and by proxy, please see the “Voting and Proxy Procedures” and “Virtual Meetings” sections of this Proxy Statement.

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The Company has a classified Board, which is currently divided into three (3) classes. The terms of three (3) directors expire at the Annual Meeting. Through this Proxy Statement and enclosed GOLD universal proxy card, we are soliciting proxies to elect the Barington Nominees. Barington and Matthews will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to three (3) nominees on Barington’s enclosed GOLD universal proxy card. Any shareholder who wishes to vote for three (3) Company nominees or a combination of the Barington Nominees may do so on Barington’s GOLD universal proxy card. There is no need to use the Company’s white universal proxy card or voting instruction form, regardless of how you wish to vote.

Your vote to elect the Barington Nominees will have the legal effect of replacing three (3) incumbent directors. If elected, the Barington Nominees, subject to their fiduciary duties as directors, will seek to work with the other members of the Board to evaluate all opportunities to enhance shareholder value. However, the Barington Nominees will constitute a minority of the Board and there can be no guarantee that they will be able to implement the actions that they believe are necessary to unlock shareholder value. There is no assurance that any of the Company’s nominees will serve as directors if all or some of the Barington Nominees are elected. The names, backgrounds and qualifications of the Company’s nominees, along with other information about them, can be found in the Company’s proxy statement.

Shareholders are permitted to vote for fewer than three (3) nominees or for any combination (up to three (3) total) of the Barington Nominees and the Company’s nominees on the enclosed GOLD universal proxy card. We recommend that shareholders do not vote for any of the Company’s nominees. Among other potential consequences, voting for the Company’s nominees may result in the failure of one or all of the Barington Nominees to be elected to the Board. Barington urges shareholders using our GOLD universal proxy card to vote “FOR” all of the Barington Nominees.

IF YOU MARK FEWER THAN THREE (3) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, OUR GOLD UNIVERSAL PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH ONLY TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE THREE (3) BARINGTON NOMINEES.

IMPORTANTLY, IF YOU MARK MORE THAN THREE (3) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

The Company has set the close of business on [________] as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The address of the principal executive offices of the Company is Two Northshore Center, Pittsburgh, Pennsylvania 15212. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were [_______] shares of Common Stock outstanding and entitled to vote at the Annual Meeting.

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As of the date hereof, the participants in this solicitation collectively beneficially own an aggregate of 581,952 shares of Common Stock, and intend to vote all of such shares FOR the election of the Barington Nominees, FOR the approval of the adoption of the Second Amended and Restated 2017 Equity Incentive Plan, FOR the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm to audit the records of the Company for the fiscal year ending September 30, 2025, and AGAINST the proposal to provide an advisory (non-binding) vote on the executive compensation of the Company’s named executive officers, as described herein.

We urge you to carefully consider the information contained in this Proxy Statement and then support our efforts by signing, dating and returning the enclosed GOLD universal proxy card today.

THIS SOLICITATION IS BEING MADE BY BARINGTON AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH BARINGTON IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED GOLD UNIVERSAL PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

BARINGTON URGES YOU TO PROMPTLY SIGN, DATE AND RETURN THE GOLD UNIVERSAL PROXY CARD VOTING “FOR” THE ELECTION OF THE BARINGTON NOMINEES.

IF YOU HAVE ALREADY SENT A UNIVERSAL PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD UNIVERSAL PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING VIRTUALLY AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our GOLD universal proxy card are available at

www.__________.com

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IMPORTANT

Your vote is important, no matter how many shares of Common Stock you own. Barington urges you to sign, date and return the enclosed GOLD universal proxy card today to vote FOR the election of the Barington Nominees and in accordance with Barington’s recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed GOLD universal proxy card and return it to Barington, c/o Okapi Partners LLC (“Okapi”), in the enclosed postage-paid envelope today. Shareholders also have the following two options for authorizing a proxy to vote shares registered in their name:
o	Via the Internet at www.okapivote.com/MATW2025 at any time prior to 11:59 p.m. (Eastern Time) on the day before the Annual Meeting, and follow the instructions provided on the GOLD universal proxy card; or
o	By telephone, by calling (866) 494-4435 at any time prior to 11:59 p.m. (Eastern Time) on the day before the Annual Meeting, and follow the instructions provided on the GOLD universal proxy card.
•	If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a GOLD voting instruction form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed GOLD voting instruction form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD voting instruction form.
•	You may vote your shares virtually at the Annual Meeting. Even if you plan to attend the Annual Meeting virtually, we recommend that you submit your GOLD universal proxy card by mail, internet or telephone by the applicable deadline so that your vote will be counted if you later decide not to attend the Annual Meeting.

As Barington is using a “universal” proxy card, which includes the Barington Nominees as well as the Company’s nominees, there is no need to use any other proxy card regardless of how you intend to vote.

We strongly urge you NOT to sign or return any proxy cards or voting instruction forms that you may receive from the Company. If you return the Company’s white universal proxy card or voting instruction form, it will revoke any proxy card or voting instruction form you may have sent to us previously.

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If you have any questions, require assistance in voting your GOLD universal proxy card,

or need additional copies of Barington’s proxy materials,

please contact:

Okapi Partners LLC

1212 Avenue of the Americas, 17th Floor

New York, New York 10036

Shareholders may call toll-free: (877) 285-5990

Banks and brokers call: (212) 297-0720

E-mail: info@okapipartners.com

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BACKGROUND TO THE SOLICITATION

The following is a chronology of material events leading up to this proxy solicitation:

•	In April 2022, BCEP began acquiring shares of Common Stock based on Barington’s belief that the Company’s shares were significantly undervalued.
•	On August 9, 2022, September 21, 2022, and November 21, 2022, James Mitarotonda of Barington met with representatives of Matthews, including CEO Joseph Bartolacci, CFO Steven Nicola, and William Wilson to discuss Barington’s analysis of and perspectives on the Company, including Barington’s assessment of Matthews’ value potential, Barington’s perspectives on Matthews’ long-term performance challenges, Barington’s concerns with the composition of the Board, and Barington’s recommendations for value creation at the Company.
•	On December 2, 2022, Barington delivered a notice to the Company nominating three highly qualified individuals for election to the Board at the Company’s 2023 annual meeting of shareholders. On December 20 and December 21, 2022, the nominees participated in individual videoconferences with members of Matthews’ Governance and Sustainability Committee regarding their candidacies.
•	On December 13, 2022, Mr. Mitarotonda presented Barington’s analysis of and perspectives on the Company, including Barington’s assessment of Matthews’ value potential, Barington’s perspectives on Matthews’ long-term performance challenges, and Barington’s concerns with the composition of the Board at the 2022 Bloomberg Activist Conference. Mr. Mitarotonda also shared Barington’s recommendations for value creation at the Company, including recommending that Matthews initiate a strategic review to simplify its business, deploy cash to reduce indebtedness, decrease corporate and non-operating expenses, and refresh its Board.
•	Between December 7, 2022, and December 26, 2022, Mr. Mitarotonda and representatives of Matthews, including Mr. Bartolacci, Mr. Nicola and EVP and GC Brian Walters, spoke eight times via videoconference regarding Barington’s recommendations for value creation, Barington’s nominations to the Board, and entering into a potential consulting agreement.
•	On December 30, 2022, members of Barington and Matthews entered into an agreement (the “2022 Agreement”), pursuant to which, among other things, Barington withdrew the nomination of its nominees for election to the Board at the Company’s 2023 annual meeting of shareholders, Matthews retained Barington Companies Management (as defined below) as a consultant to provide advisory services to the Company, and the parties agreed to certain customary standstill and mutual non-disparagement obligations.
•	On May 10 and June 7, 2023, Mr. Mitarotonda reviewed second quarter fiscal 2023 results with representatives of Matthews via videoconference.
•	On August 8, 2023, Mr. Mitarotonda reviewed third quarter fiscal 2023 results with representatives of Matthews via videoconference.
•	On September 12, 2023, Mr. Mitarotonda and Mr. Bartolacci met via videoconference to discuss the performance of the Company’s businesses, Barington’s recommendations for long-term value creation at the Company and Barington’s upcoming presentation to the Board.
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•	On September 26, 2023, Mr. Mitarotonda delivered a presentation to the Board recommending specific steps for improving the Company’s operating and share price performance, including the development of its Memorialization business, the divestiture of the SGK Brand Solutions business, and a strategic review of its Industrial Technology businesses.
•	On October 11, 2023, Mr. Mitarotonda, Mr. Bartolacci and Mr. Walters met via teleconference to discuss Barington’s engagement with Matthews and the extension of the 2022 Agreement. Subsequently, on October 14, 2023, Barington and Matthews extended the 2022 Agreement for an additional year.
•	On November 3, 2023, Mr. Mitarotonda and Mr. Bartolacci met via teleconference to discuss Matthews’ progress with respect to the implementation of Barington’s recommendations.
•	On November 20 and November 21, 2023, Mr. Mitarotonda reviewed fiscal 2023 results with representatives of Matthews via videoconference.
•	On November 27, 2023, Mr. Mitarotonda shared with Mr. Bartolacci his in-depth and updated analysis of the value of Matthews’ portfolio of businesses and the opportunity to create long-term shareholder value through divestitures. Mr. Mitarotonda reiterated Barington’s recommendation that Matthews divest its SGK Brand Solutions business and conduct a review of each of its Industrial Technology businesses.
•	On February 6, February 9 and April 1, 2024, Mr. Mitarotonda reviewed first quarter fiscal 2024 results with representatives of Matthews via videoconference.
•	On April 18, 2024, Mr. Mitarotonda met via videoconference with Mr. Garicia-Tunon, Chairman of the Board, and Mr. Walters. Mr. Mitarotonda expressed Barington’s dismay at the Company’s record of poor capital allocation, uneven execution, and lagging share price performance. Mr. Mitarotonda shared Barington’s view that the Board should seek to replace Mr. Bartolacci based on the Company’s extended period of poor performance under Mr. Bartolacci’s leadership.
•	On May 8 and May 9, 2024, Mr. Mitarotonda reviewed second quarter fiscal 2024 results with representatives of Matthews via videoconference.
•	On August 2 and August 8, 2024, Mr. Mitarotonda reviewed first quarter fiscal 2024 results with representatives of Matthews via videoconference.
•	On October 15, 2024, Mr. Mitarotonda, Mr. Bartolacci and Matthews’ representative, Mr. Alfredo Poretti, Managing Director and Global Co-Head of Shareholder Engagement and M&A Capital Markets at J.P. Morgan, met to discuss Barington’s engagement with Matthews. Barington expressed its dissatisfaction with the Company’s continued poor operating and share price performance, the lack of progress with respect to the implementation of Barington’s recommendations and the low level of engagement with Barington. Mr. Bartolacci proposed that Barington enter into a non-disclosure agreement. Mr. Mitarotonda subsequently declined to enter into a non-disclosure agreement.

•	On October 18, 2024, Matthews sent a notice of non-renewal of the 2022 Agreement and on November 1, 2024, the 2022 Agreement terminated pursuant to its terms.
•	On November 27, 2024, BCEP delivered notice to the Company of its nomination of the Barington Nominees for election to the Board at the Annual Meeting.
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•	On December 10, 2024, Barington issued an open letter to Matthews’ Chairman, Mr. Garcia-Tunon, reiterating its dissatisfaction with Matthews’ operating and share price performance, outlining the need for divestitures, a reduction of expenses and indebtedness, and calling for improvements to the composition of the Board and corporate governance by adding new, experienced directors to the Board. The Company responded by stating, in our view, that it is comfortable with its record of shareholder value creation and the status quo.
•	On December 19, 2024, Barington filed its preliminary proxy statement in connection with the Annual Meeting.
•	On December 27, 2024, the Company filed its preliminary proxy statement in connection with the Annual Meeting.
•	On January 2, 2025, Barington filed this revised preliminary proxy statement.

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REASONS FOR THE SOLICITATION

Barington is an investment firm with a twenty-three year track record of working with underperforming companies to help design and implement measures to improve their long-term financial and share price performance. As a frequent investor in industrial and multi-segment companies, we have actively followed Matthews over the years and have had regular discussions with the Company for nearly three years.

We believe that the Company has a vast value potential that is not being realized under its current leadership. It is our belief that Mr. Bartolacci has failed to take full advantage of the tremendous opportunities for long-term value creation available to the Company. This is evidenced by the Company’s prolonged and severe underperformance relative to its self-selected peers and the broader market, not just over the past one-, three-, five- and ten-year periods, but over Mr. Bartolacci’s entire 18-year tenure as CEO. We believe the Company’s disappointing share price performance is the result of poor capital allocation, uneven execution, and, ultimately, a lack of accountability to shareholders in the boardroom. Given the Company’s extended and severe share price underperformance, we question whether the Board has the independence and objectivity needed to effectively oversee management and hold them accountable. We do not have confidence that the Board, as currently composed, will take the decisive action necessary to maximize opportunities for value creation.

We have attempted in good-faith to work constructively with the Company to address these issues, but we believe that our efforts have been unproductive. In December 2022, we entered into the 2022 Agreement to provide consulting and advisory services to Matthews, drawing on our successful experience at L Brands, where we collaborated closely with its leadership team and board of directors to unlock significant shareholder value. Despite Barington’s track record, it appears to us that the Company has not made meaningful progress on the initiatives we suggested. We believe that the Company kept us at arms-length, as our interactions were largely limited to quarterly meetings to discuss recent results and a single presentation to the Board. Given this limited collaboration, we are convinced that the Board must be meaningfully refreshed, including by adding a shareholder representative, to help the Company realize its full value potential.

Therefore, we are soliciting your support at the Annual Meeting to elect our three highly-qualified Barington Nominees, who we believe would bring to the Board significant and relevant experience, fresh perspectives, renewed accountability to shareholders and importantly, the objectivity to make decisions without the burden of attachment to past practices. In addition, while shareholders are not being asked to vote on declassification of the Board at the Annual Meeting, we are urging the Company to take steps in the future to declassify the Board to increase accountability to shareholders by having all directors elected on an annual basis. After 18 years of underperformance, we believe Matthews’ shareholders deserve far better than what the current Board has delivered.

We Are Very Disappointed with the Company’s Prolonged Share Price Underperformance

The Company’s record of long-term value creation for shareholders has been dismal under the protracted tenure of Mr. Bartolacci, who has served as the Company’s President and Chief Executive Officer since 2006. As shown in the table below, the Company’s Common Stock (including dividends) has significantly underperformed its self-selected peers and the market as a whole, not just over the past one-, three-, five- and ten-year periods, but over Mr. Bartolacci’s entire 18-year tenure as CEO:

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	Cumulative Total Return to Shareholders through 12/6/2024 (Percent change)
	Matthews	Company Peer Group[1]	S&P 500 Index	Russell 2000 Index
1-Year	(11.0)	23.2	31.8	27.9
3-Years	(11.8)	31.2	30.5	8.5
5-Years	(11.3)	64.5	94.2	47.8
10-Years	(23.9)	166.6	195.7	102.8
18-Years (CEO Tenure)	8.9	629.3	357.5	235.1

Source: S&P Capital IQ

We Believe the Company’s Track Record of Capital Allocation and Execution is Extremely Poor

In our view, the Company’s dismal share price performance reflects a consistent pattern of poor capital allocation decisions, including unsuccessful acquisitions. It appears to us that the Company has invested solely to increase revenue, which expanded by 150.8% during Mr. Bartolacci’s tenure, with little regard for return on capital invested, which declined by 8.9 percentage points from 14.7% in fiscal 2007 to 5.9% in fiscal 2024.2 In aggregate, the Company has invested a whopping $1.8 billion during Mr. Bartolacci’s tenure, including $1.2 billion in acquisitions and $625.2 million in capital expenditures. Notably, we estimate that more than half (approximately 55%) of these investments have gone to the Company’s lower margin, declining SGK Brand Solutions segment and only approximately 25% to its highest margin, highest return Memorialization segment.3

The acquisition of Schawk, Inc. (SGK Brand Solutions), a global packaging and brand experience business, is a prime example of poor capital allocation. Since being acquired for $616.7 million in fiscal 2014, SGK Brand Solutions’ revenue has decreased by $262.3 million, or 32.8%, falling from $798.4 million in fiscal 2015 to $536.6 million in fiscal 2024. Moreover, Matthews was required to write down its investment by a total of $266.2 million, underscoring what we see as likely missteps associated with the acquisition and the operation of this business under Mr. Bartolacci’s leadership. While the revenue of this business appears to have stabilized, we do not find a modest revenue increase of $3.3 million (or 0.6%) in fiscal 2024 compared to fiscal 2023 a turnaround or a reason for the Company to declare victory.4

Similarly, we believe that the Company’s investments in the Industrial Technologies segment during Mr. Bartolacci’s tenure – which includes more established businesses such as Warehouse Automation and Product Identification, as well as its emerging Energy Storage (dry cell lithium-ion battery manufacturing) business – have delivered little meaningful value for shareholders. Given the Company’s track record to date, we do not support the Company pursuing additional bolt-on acquisitions for its Industrial Technologies segment at this time.

1 Company Peer Group performance is based on the market capitalization-weighted total shareholder return (including dividends) of the companies in the Company’s peer group as identified in its 2024 proxy statement which consists of Barnes Group Inc., Columbus McKinnon Corporation, Deluxe Corporation, Enpro Inc., Graco Inc., ICF International, Inc., Hillenbrand, Inc., John Wiley & Sons, Inc., Mativ Holdings, Inc., MSA Safety Incorporated, Minerals Technologies Inc., Moog Inc. , Service Corporation International, Standex International Corporation, TriMas Corporation, Woodward, Inc., but excluding Altra Industrial Motion Corp., Kaman Corporation, and Stagwell Inc. whose stock did not trade for the entire period from October 2, 2006 to December 6, 2024. (the “Peer Group”).

2 Return on invested capital (“ROIC”) is based on the Company’s tax-effected EBIT divided by the average annual capital. We note that the Company’s use of EBITDA in place of tax-effected EBIT to compute its annual ROIC for the purpose of compensation, does not reflect the Company’s actual annual interest and tax expense, depreciation (the deferred cost of the Company’s actual capital expenditures), and amortization (the cost of the Company’s acquisitions.). Company SEC filings.

3 Company Form 10-K filings for FY2007-2024. Barington calculations.

4 Company SEC filings.

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We are also deeply concerned about the Company’s investment in dry cell lithium-ion battery manufacturing equipment. Regardless of the merits of Matthews’ battery manufacturing technology, we believe that the Company’s ability to commercialize and scale this technology remains highly uncertain. Matthews appears to have limited experience competing in the energy storage and lithium-ion battery market. It appears that Tesla, Inc. (“Tesla”) is likely the Company’s only customer for this equipment today and ongoing litigation between the parties raises serious questions about the future of this relationship.5 The EV battery industry is evolving rapidly, with new chemistries and manufacturing technologies continually emerging. Between 2021 and 2023, cumulative early-stage investment in battery innovation more than tripled to nearly $1.4 billion, with lithium technologies accounting for only 60% of the total.6 Moreover, the market is dominated by well-funded Chinese incumbents with significant excess capacity. China currently represents nearly 90% of global installed cathode active material manufacturing capacity and over 97% of anode active material manufacturing capacity.7

We Believe Mr. Bartolacci Has Not Created Value for Shareholders During His 18-year Tenure

We believe that Mr. Bartolacci lacks the credibility and requisite experience to continue to lead Matthews, as evidenced by the Company’s poor share price performance during his 18-year tenure as CEO. In our view, his record of capital allocation and operating execution has been particularly dismal.

In addition, we question the sincerity and sufficiency of the Company’s recent announcements regarding its strategic review and expense reductions. These initiatives appear reactive, and we question whether they were only undertaken in response to our growing frustration over the Company’s lack of progress in addressing the issues we have identified. Unfortunately, Mr. Bartolacci’s has a long history of making lofty commitments to shareholders without delivering meaningful results.8 In our view, the latest announcements are likely only another hollow attempt to prolong his already protracted tenure.

Moreover, Mr. Bartolacci’s background and experience appear ill-suited for a diversified conglomerate like Matthews with extensive investments in technology-focused businesses. A lawyer by training, Mr. Bartolacci spent more than half of his pre-CEO career in various legal roles, followed by six years in leadership positions within the Company’s Memorialization segment and a single year as President and COO before ascending to the CEO role. Notably, it appears he lacked meaningful experience in capital allocation or managing technology-driven, high-growth businesses when he assumed leadership of the Company—a shortcoming that we believe continues to hinder Matthews’ ability to create long-term shareholder value.

5 Telsa sued Matthews for allegedly stealing trade secrets related to Tesla's battery-manufacturing process and sharing them with Tesla’s competitors. The lawsuit claims that Matthews owes damages that Tesla “conservatively estimates will exceed $1 billion” for misusing Tesla trade secrets. Tesla, Inc. v. Matthews International Corporation (5:24-cv-03615).

6 Source: Global EV Outlook 2024, the International Energy Agency.

7 Source: Global EV Outlook 2024, the International Energy Agency.

8 For example, in 2018, Mr. Bartolacci shared that “we are making good progress on the execution of our growth strategy … within our SKG Brand Solutions segment, for the first time in a while, our pipeline of wins and proposals is robust and growing” (Matthews, Q2 2018 earnings call, April 27, 2018). In 2020, Mr. Bartolacci opined that “SGK … is expected to deliver nominalized results for the fourth quarter and positioned to deliver a strong recovery into next year” (Matthews, Q3 2020 earnings call, July 31, 2020) and again in 2022 he announced that “with SGK, we’re expecting growth” (Matthews Q4 2022 earnings call, November 18, 2022). Yet, revenue decreased by $262.3 million, or 32.8% between fiscal 2015 and fiscal 2024. Similarly, nearly every year since 2017, Mr. Bartolacci has lauded the imminent launch of a new innovative printing solution, telling investors in January of 2017 that “[w]e are approaching the launch of what we believe to be a significant new product” (Matthews Q1 2017 earnings call, January 27, 2017) and frequently claiming “progress”. As of the date of this letter, the product is still in beta testing and the Company is preparing for another delayed launch in “the latter half of fiscal 2025” (Matthews Q4 2024 Earnings Call, November 22, 2022).

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We Are Concerned with the Board’s Effectiveness and Alignment with Shareholders

Lastly, given the dismal share price performance of the Company over a long period of time, we strongly believe that meaningful changes to the composition of the Board are urgently needed. Ultimately, the Board is responsible for holding management accountable, retaining Mr. Bartolacci as CEO for an extended tenure and approving and overseeing the Company’s capital allocation strategy. While boards of directors at other companies are increasingly holding leadership accountable, the Board at Matthews has seemingly chosen to look the other way for far too long. Indeed, in our view, this Board is not holding itself accountable for the Company’s performance during its tenure.

We believe that the status quo is not acceptable. To ensure that the Board is acting in the best interests of shareholders, we believe that the Board must promptly be refreshed with experienced directors, committed to shareholder value creation. We have nominated three directors with the boardroom skills and experience that we believe are needed to help create long-term value for shareholders. If elected, they are committed to working diligently with the Board to implement our recommendations, subject to their fiduciary duties.

We Are Concerned with the Board’s Entrenchment

In our view, the Board’s composition is overly entrenched and long-tenured, in part due to its classified structure, and needs new, experienced directors. As of January 2, 2025, directors on the Board have a median tenure of approximately 10 years – four years longer than the median director tenure at S&P 500 companies, according to Spencer Stuart’s 2024 Board Index. Alarmingly, by the Annual Meeting, more than half of the Company’s 11 directors have been on the Board for 10 or more years, raising questions about whether these directors are truly independent. We believe that shareholders should support directors with long tenures if they create shareholder value. We do not support long-tenured directors who destroy shareholder value, and each of the Matthews directors has presided over a declining share price during his or her tenure.

We believe that directors should be elected annually, enabling shareholders to evaluate the performance of directors each year and use their vote to either support the status quo or encourage change. We believe a well-functioning capital markets system requires companies to have governance structures, such as a declassified board structure, that safeguard and support foundational rights for shareholders. To address these issues and enhance accountability to shareholders, we strongly believe that the Company should take the necessary steps to declassify the Board and increase accountability to shareholders. After 18 years of underperformance, we believe Matthews’ shareholders deserve far better than what the current Board has delivered.

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OUR THREE NOMINEES HAVE THE EXPERIENCE, QUALIFICATIONS AND COMMITMENT NECESSARY TO FULLY EXPLORE AVAILABLE OPPORTUNITIES TO UNLOCK VALUE FOR SHAREHOLDERS

We have identified three highly-qualified director nominees—Ana B. Amicarella, Chan W. Galbato, and James Mitarotonda—who possess significant business, financial, and public company board experience, as evidenced by their biographies set forth in Proposal 1. We believe they will bring fresh perspective into the Boardroom and will be valuable in assessing and ensuring the execution of the necessary initiatives to improve long-term value at the Company. We believe Matthews’ continued underperformance at this critical juncture warrants the addition of new directors whose interests are closely aligned with those of all shareholders, and who will work constructively with the other members of the Board to protect shareholder interests.

If elected, the Barington Nominees will work diligently to establish a culture of accountability and will fully and fairly evaluate all opportunities to maximize shareholder value. As a long-term investor in Matthews, Barington’s interests are closely aligned with those of all shareholders, and the Barington Nominees will relentlessly seek to deliver value to shareholders.

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PROPOSAL 1

ELECTION OF DIRECTORS

The Company has a classified Board which is currently divided into three (3) classes. The directors in each class are elected for staggered terms of three (3) years such that the term of office of one (1) class of directors expires at each annual meeting of shareholders. We believe that the terms of three (3) directors expire at the Annual Meeting. We are seeking your support at the Annual Meeting to elect the Barington Nominees, Ana B. Amicarella, Chan W. Galbato and James Mitarotonda, to serve until their respective successors are elected and qualified for terms ending at the 2028 annual meeting of shareholders (the “2028 Annual Meeting”).

Your vote to elect the Barington Nominees will have the legal effect of replacing three (3) incumbent directors of the Company with the Barington Nominees. If elected, the Barington Nominees will constitute a minority of the Board and there can be no guarantee that the Barington Nominees will be able to implement any actions that they may believe are necessary to unlock shareholder value. However, we believe the election of the Barington Nominees is a critical step in the right direction for enhancing long-term value at the Company.

There is no assurance that any incumbent director will serve as a director if the Barington Nominees are elected to the Board. You should refer to the Company’s proxy statement for the names, backgrounds, qualifications, and other information concerning the Company’s nominees.

This Proxy Statement is soliciting proxies to elect our three (3) Barington Nominees. We have provided the required notice to the Company pursuant to the Universal Proxy Rules, including Rule 14a-19(a)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and intend to solicit the holders of Common Stock representing at least 67% of the voting power of Common Stock entitled to vote on the election of directors in support of director nominees other than the Company’s nominees.

THE BARINGTON NOMINEES

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices or employments for the past five (5) years of each of the Barington Nominees. The nominations were made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Barington Nominees should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the Barington Nominees. All of the Barington Nominees are citizens of the United States of America, and Ms. Amicarella is also a citizen of Venezuela and Italy.

Ana B. Amicarella, age 58, has served as Chief Executive Officer of EthosEnergy, an independent service provider of rotating equipment services and solutions to the global power, oil and gas and industrial markets, since 2019. Ms. Amicarella previously served as Managing Director for the Latin America business, as well as Vice President of various business units of Aggreko PLC, a rental business of mobile power plants and temperature control solutions, from 2011 to 2019. Ms. Amicarella began her career in various field service roles, as well as global operations and leadership positions at GE Energy and Oil & Gas, provider of equipment, services, and technology solutions to the energy and oil & gas industry, from 1988 to 2011. Ms. Amicarella has served on the board of directors of Forward Air Corporation (NASDAQ: FWRD), a transportation and logistics company since 2017 and Warrior Met Coal, Inc. (NYSE: HCC), a coal mining company that produces and exports coal for the global steel industry, since 2018. Ms. Amicarella received a B.S. in Electrical Engineering from The Ohio State University and an M.B.A. from Oakland University.

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We believe that Ms. Amicarella’s extensive business management, financial expertise and public board experience, coupled with over 30 years’ experience in the energy and power generation industry, would make her a valuable addition to the Board.

Chan W. Galbato, age 61, currently serves as Chief Executive Officer of Cerberus Operations and Advisory Company, LLC (“Cerberus”), a wholly owned subsidiary of Cerberus Capital Management, L.P. Prior to joining Cerberus in 2009, Mr. Galbato served as President and Chief Executive Officer of the Controls Division of Invensys plc, a multinational engineering and information technology company, from 2005 to 2007, as well as President of Professional Distribution and Services at The Home Depot (NYSE: HD), a home improvement retailer, from 2003 to 2005. Prior to that, Mr. Galbato served as President and Chief Executive Officer of Armstrong Floor Products, a division of Armstrong World Industries, from 2001 to 2003, and as Chief Executive Officer of Choice Parts LLC, a joint venture auto parts locator and catalog business, from 2000 to 2001. Additionally, Mr. Galbato spent 14 years with General Electric Company (NYSE: GE), holding several operating and finance leadership positions within their various industrial divisions, including Transportation Systems, Aircraft Engines, Medical Systems and Appliances, as well as serving as President and Chief Executive Officer of Coregis Insurance Company, a GE Capital company, from 1998 to 2000. Mr. Galbato served on various board of directors, including Co-Chairman of Albertsons Companies, Inc. (NYSE: ACI), a food and drug retailer, from April 2021 to October 2024; FirstKey Homes, LLC, a property management company that specializes in single-family rental homes, from September 2017 to May 2024; Blue Bird Corporation (NASDAQ: BLBD) (“Blue Bird”), a technology leader and innovator of school buses, from February 2015 to May 2023; Staples Solutions B.V., a retail, contract, and online businesses company, from February 2017 to January 2023; AutoWeb, Inc. (formerly, NASDAQ: AUTO), an automotive media and marketing services company, from January 2019 to May 2022; KORE Group Holdings, Inc. (NYSE: KORE), a pioneer in delivering IoT solutions and services, from September 2021 to February 2022; Lead Director of Delta Tucker Holdings, Inc. (formerly, DynCorp International Inc.), a manufacturer of aerospace and defense products, from May 2014 to November 2020; Steward Health Care Systems LLC, a private, physician-led health care network, from February 2013 to May 2020; and Chairman of Avon Products, Inc., (formerly, NYSE: AVP), a global manufacturer and marketer of beauty and related products, from March 2016 to January 2020. Prior to that, Mr. Galbato served as Lead Director of Brady Corporation (NYSE: BRC), a manufacturing company, from 2006 to 2013. Mr. Galbato has previously served on the board of directors of prior Cerberus investments, including Chairman of School Bus Holdings Inc., an indirect parent company of Blue Bird, from 2009 to 2016; Chairman of YP Holdings LLC, provider of marketing solutions; Chairman of North American Bus Industries, Inc., manufacturer of heavy-duty transit buses; Chairman of Guilford Mills, Inc., a company that designs, manufactures, and markets a variety of fabrics for automotive and specialty use; New Avon, a beauty company; Tower International, Inc., a manufacturer of automotive structural metal components; and Chairman of NewPage Group, Inc., producer of printing and specialty papers. Mr. Galbato received an M.B.A. from the University of Chicago and a B.A. in Economics from the State University of New York.

We believe that Mr. Galbato’s significant experience in multiple operational and strategic roles, as well as his extensive service on the boards of various public and private companies, would make him a valuable addition to the Board.

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James Mitarotonda, age 70, has served as Chairman, President and Chief Executive Officer of Barington Capital Group, L.P. (“Barington Capital Group”), since 1991, and of Barington Companies Investors, LLC (“Barington Companies Investors”), the general partner of BCEP, an activist investment fund, since 1999. Mr. Mitarotonda has also served on the board of directors of The Eastern Company (NASDAQ: EML), a manufacturer of industrial hardware, security and metal products, since 2015, and as Chairman since 2016. Mr. Mitarotonda previously served on the board of directors of Rambus, Inc. (NASDAQ: RMBS) (“Rambus”), a technology company that designs, develops, and licenses chip interface technologies and architectures used in digital electronics products, from March 2021 to April 2022; Avon Products, Inc. (formerly, NYSE: AVP), a global manufacturer and marketer of beauty and related products, from April 2018 to January 2020; and OMNOVA Solutions Inc. (formerly, NYSE: OMN), a global provider of emulsion polymers and specialty chemicals, from 2015 to April 2020. Prior to this, Mr. Mitarotonda served on the board of directors of A. Schulman Inc. (formerly, NASDAQ: SHLM), an international supplier of plastic compounds and resins, from 2005 to 2018; Barington/Hilco Acquisition Corp. (formerly, NASDAQ: BHAC), a special purpose acquisition company, from 2015 to 2018, as well as Chief Executive Officer, from February 2015 to May 2015, and as Chairman from 2015 to 2017; The Pep Boys – Manny, Moe & Jack (formerly, NYSE: PBY), an automotive aftermarket service and retail chain, from 2006 to 2016, as well as Chairman from 2008 to 2009; Ebix, Inc. (NASDAQ: EBIX), a supplier of software and e-commerce services to the insurance, financial and healthcare industries, from January 2015 to March 2015; The Jones Group Inc. (formerly, NYSE: JNY), a designer, marketer and wholesaler of branded clothing, shoes and accessories, from 2013 to 2014; Griffon Corporation (NYSE: GFF), a diversified manufacturing company, from 2007 to 2012; Gerber Scientific, Inc. (formerly, NYSE: GRB), an international supplier of automated manufacturing systems, from 2010 to 2011; and Ameron International Corporation (formerly, NYSE: AMN), a multinational manufacturer of products and materials for the chemical, industrial, energy, transportation and infrastructure markets, from March 2011 to October 2011. Additionally, Mr. Mitarotonda served as a consultant to this Company from December 2022 to November 2024; advisor to Hanesbrands Inc. (NYSE: HBI), a multinational clothing company, from November 2023 to October 2024; consulting advisor to Rambus from April 2022 to April 2023; and special advisor to the board of directors of Bath & Body Works, Inc. (formerly, L Brands, Inc., (NYSE: LTD)), a specialty retail company, from April 2019 to February 2022. Mr. Mitarotonda received a B.A. in Economics from Queens College, and an M.B.A. from New York University’s Graduate School of Business Administration (now known as the Stern School of Business).

We believe that Mr. Mitarotonda’s knowledge of, and experience investing in, companies in a wide variety of industries, coupled with his financial, investment banking, and corporate governance expertise and his extensive public board service, would make him a valuable addition to the Board.

The principal business address of Ms. Amicarella is 3551 W Ridge Ln, Manvel, Texas 77578. The principal business address of Mr. Galbato is 168 West 86th Street, New York, New York 10024. The principal business address of Mr. Mitarotonda is 888 Seventh Avenue, 6th Floor, New York, New York 10019.

As of the date hereof, Ms. Amicarella and Mr. Galbato do not beneficially own any shares of Common Stock and have not entered into any transactions in the securities of the Company during the past two years.

As of the date hereof, BCEP directly beneficially owns 563,962 shares of Common Stock. Barington Companies Investors, as the general partner of BCEP, may be deemed to beneficially own the 563,962 shares of Common Stock owned by BCEP. Barington Capital Group, as the majority member of Barington Companies Investors, may be deemed to beneficially own the 563,962 shares of Common Stock owned by BCEP. LNA Capital, as the general partner of Barington Capital Group, may be deemed to beneficially own the 563,962 shares of Common Stock owned by BCEP. Mr. Mitarotonda, as the sole shareholder and director of LNA Capital, may be deemed to beneficially own the 563,962 shares of Common Stock owned by BCEP. Mr. Mitarotonda disclaims beneficial ownership of such shares of Common Stock that he does not directly beneficially own. Mr. Mitarotonda has not entered into any transactions in the securities of the Company during the past two years. For information regarding purchases and sales of securities of the Company during the past two years by Barington and NBL, please see Schedule I.

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Except as set forth below with respect to Mr. Mitarotonda, we believe that each Barington Nominee presently is, and if elected as a director of the Company, each of the Barington Nominees would be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. Notwithstanding the foregoing, we acknowledge that no director of a NASDAQ listed company qualifies as “independent” under the NASDAQ listing standards unless the board of directors affirmatively determines that such director is independent under such standards. Accordingly, we acknowledge that if any Barington Nominee is elected, the determination of such Barington Nominees’ independence under the NASDAQ listing standards ultimately rests with the judgment and discretion of the Board. No Barington Nominee is a member of the Company’s compensation, nominating or audit committee that is not independent under any such committee’s applicable independence standards. As set forth below, Mr. Mitarotonda had an indirect interest in the payments made by the Company to Barington Companies Management, LLC (“Barington Companies Management”) pursuant to the 2022 Agreement and, as a result, may not be deemed to be an “independent director” within the meaning of the applicable NASDAQ listing standards as of the date hereof.

On December 30, 2022, each of BCEP, Barington Capital Group and Barington Companies Management entered into the 2022 Agreement with the Company, pursuant to which the Company agreed to appoint Barington Companies Management as a consultant to the Company for the term of the 2022 Agreement. Pursuant to the 2022 Agreement, the Company paid Barington Companies Management, at the end of each month during the term of the 2022 Agreement, $19,167 for its consulting and advisory services relating to corporate governance and strategic matters, and also reimbursed Barington Companies Management and certain of its affiliates $50,000 for their out-of-pocket fees and expenses incurred in connection with their communication and meetings with representatives of the Board and the Company’s management. The 2022 Agreement terminated pursuant to its terms on November 1, 2024.

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Except as otherwise set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Barington Nominee has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Barington Nominee directly or indirectly beneficially owns any securities of the Company; (iii) no Barington Nominee owns any securities of the Company which are owned of record but not beneficially; (iv) no Barington Nominee has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Barington Nominee is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Barington Nominee nor any of his or her associates is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Barington Nominee owns beneficially, directly or indirectly, any securities of the Company; (viii) no Barington Nominee owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Barington Nominee nor any of his or her affiliates, associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Barington Nominee nor any of his or her associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Barington Nominee nor any of his or her associates has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Barington Nominee holds any positions or offices with the Company; (xiii) no Barington Nominee has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer, (xiv) no companies or organizations, with which any of the Barington Nominees has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company and (xv) there are no material proceedings to which any Barington Nominee or any of his or her associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. Except as disclosed herein, with respect to each of the Barington Nominees, (a) none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act (“Regulation S-K”) occurred during the past 10 years, (b) there are no relationships involving any Barington Nominee or any of such Barington Nominee’s associates that would have required disclosure under Item 407(e)(4) of Regulation S-K had such Barington Nominee been a director of the Company, and (c) none of the Barington Nominees nor any of their associates has received any fees earned or paid in cash, stock awards, option awards, non-equity incentive plan compensation, changes in pension value or nonqualified deferred compensation earnings or any other compensation from the Company during the Company’s last completed fiscal year, or was subject to any other compensation arrangement described in Item 402 of Regulation S-K.

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Other than as set forth in this Proxy Statement, there are no agreements, arrangements or understandings between or among Barington and the Barington Nominees or any other person or persons pursuant to which the nominations described herein are to be made, other than the consent by each of the Barington Nominees to be named as a nominee of Barington in any proxy statement relating to the Annual Meeting and serving as a director of the Company if elected. None of the Barington Nominees is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

We do not expect that any of the Barington Nominees will be unable to stand for election, but, in the event any Barington Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed GOLD universal proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Company’s Amended and Restated By-Laws (the “Bylaws”) or applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying any Barington Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and the shares of Common Stock represented by the enclosed GOLD universal proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent that is not prohibited under Matthews’ organizational documents and applicable law, if the Company increases the size of the Board above its existing size.

Barington and Matthews will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to three (3) nominees on Barington’s enclosed GOLD universal proxy card. Any shareholder who wishes to vote for any combination of the Company’s nominees and the Barington Nominees may do so on Barington’s enclosed GOLD universal proxy card. There is no need to use the Company’s white proxy card or voting instruction form, regardless of how you wish to vote.

Shareholders are permitted to vote for fewer than three (3) nominees or for any combination (up to three (3) total) of the Barington Nominees and the Company’s nominees on the GOLD universal proxy card. There is no need to use the Company’s white universal proxy card or voting instruction form, regardless of how you wish to vote. However, Barington urges shareholders to vote using our GOLD universal proxy card “FOR” all of the Barington Nominees.

IF YOU MARK FEWER THAN THREE (3) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, OUR GOLD UNIVERSAL PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED. IF NO DIRECTION IS INDICATED WITH RESPECT TO HOW YOU WISH TO VOTE YOUR SHARES, THE PROXIES NAMED THEREIN WILL VOTE SUCH SHARES “FOR” THE THREE (3) BARINGTON NOMINEES.

IMPORTANTLY, IF YOU MARK MORE THAN THREE (3) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID.

WE STRONGLY URGE YOU TO VOTE “FOR” THE ELECTION OF THE BARINGTON NOMINEES ON THE ENCLOSED GOLD UNIVERSAL PROXY CARD.

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PROPOSAL 2

APPROVAL OF THE ADOPTION OF THE
SECOND AMENDED AND RESTATED 2017 EQUITY INCENTIVE PLAN

As discussed in further detail in the Company’s proxy statement, on November 20, 2024 (the “Adoption Date”), the Board approved, subject to shareholder approval, the adoption of the Company’s Second Amended and Restated 2017 Equity Incentive Plan (the “Second Amended and Restated Plan”). If the Restated Plan is approved by the shareholders, it will authorize the issuance of 1,500,000 additional shares of the Company’s Common Stock. Following such approval, the aggregate number of shares of the Company’s Common Stock authorized for issuance under the Second Amended and Restated Plan would increase to 4,950,000. The Second Amended and Restated Plan will amend and restate the Matthews International Corporation Amended and Restated 2017 Equity Incentive Plan, which amended and restated the Matthews International Corporation 2017 Equity Incentive Plan.

According to the Company’s proxy statement, approval of the adoption of the Second Amended and Restated Plan requires the affirmative vote of a majority of the votes cast in person or by proxy at a meeting held prior to the anniversary of the Adoption Date in which the holders of at least a majority of the outstanding shares of the Company’s Common Stock are present (in person or by proxy) and voting. If the shareholders of the Company do not approve the Second Amended and Restated Plan as proposed in the Company’s proxy statement, the Second Amended and Restated Plan will not be used by the Company. Additional information regarding this proposal is contained in the Company’s proxy statement.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE APPROVAL OF THE ADOPTION OF THE SECOND AMENDED AND RESTATED 2017 EQUITY INCENTIVE PLAN AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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PROPOSAL 3

SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has appointed Ernst & Young LLP as the independent registered public accounting firm to audit the records of the Company for the year ending September 30, 2025. According to the Company’s proxy statement, the Audit Committee of the Board has determined that it would be desirable as a matter of good corporate practice to request an expression of opinion from the shareholders on the appointment. If the shareholders do not ratify the selection of Ernst & Young LLP, the selection of an alternative independent registered public accounting firm will be considered by the Audit Committee of the Board; provided, however, even if the shareholders do ratify the selection of Ernst & Young LLP, the Audit Committee of the Board reserves the right, at any time, to re-designate and retain a different independent registered public accounting firm to audit the records of the Company for the year ending September 30, 2025.

According to the Company’s proxy statement, ratification of the appointment of Ernst & Young LLP requires the affirmative vote of a majority of the shares cast at the meeting and entitled to vote, a quorum being present. Abstentions and broker non-votes will have no effect on the outcome of this proposal.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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PROPOSAL 4

ADVISORY (NON-BINDING) VOTE ON THE EXECUTIVE COMPENSATION

OF THE COMPANY’S NAMED EXECUTIVE OFFICERS

As discussed in further detail in the Company’s proxy statement, as required by the Exchange Act, the Company is presenting the below proposal, which gives shareholders the opportunity to endorse or not endorse the Company’s pay program for its named executive officers by voting for or against the resolution set forth below. Accordingly, the Board is asking shareholders to approve the following resolution:

“RESOLVED, that the shareholders approve (on a non-binding basis) the compensation of the Company’s named executive officers, as disclosed in the Compensation Discussion and Analysis, the compensation tables, and the related disclosure contained in the Proxy Statement set forth under the caption ‘Executive Compensation and Retirement Benefits.’”

As disclosed in the Company’s proxy statement, because the vote is advisory, it will not be binding on the Board. However, the Board and the Compensation Committee of the Board will review the voting results and take into account the outcome when considering future executive compensation arrangements. According to the Company’s proxy statement, the affirmative vote of at least a majority of the shares cast at the Annual Meeting and entitled to vote, a quorum being present, is required for the approval of this proposal. Abstentions and broker non-votes will have no the effect on the proposal.

We recommend shareholders vote against approving (on a non-binding basis) the executive compensation of the Company’s named executive officers. We believe the Company’s executive compensation is not adequately aligned with the interest of its shareholders and does not reflect the Company’s “pay-for-performance philosophy.” The Company has rewarded management for declining cash flow. The corporate operating cash flow performance target for the purpose of compensation was $226.1 million for fiscal 2020, when it was introduced, and was $222.0 million for fiscal 2024. Similarly, the Company has raised the corporate net income performance target for compensation at an average annual rate of only 0.3% between 2011 and 2024, despite spending $1.8 billion on acquisitions and capital expenditures over this period. Furthermore, we believe that the Company’s selected peers for the purpose of executive compensation inflate the Company’s overall compensation levels. The companies in the Peer Group for the purpose of benchmarking Matthews’ compensation are significantly larger than the Company. The median market capitalization and enterprise value of the Company Peer Group is 170% larger and 100% larger, respectively, than the Company’s market capitalization and enterprise value.9

WE RECOMMEND SHAREHOLDERS VOTE “AGAINST” THE COMPANY’S ADVISORY VOTE ON EXECUTIVE COMPENSATION AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

9 Company Peer Group as defined in footnote 1. Company SEC filings.

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VOTING AND PROXY PROCEDURES

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date. Based on publicly available information, Barington believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed GOLD universal proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Barington Nominees, FOR the ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm, AGAINST the proposal to approve, on an advisory basis, the compensation of the Company’s named executive officers, and in the discretion of the persons named as proxies on all other matters as may properly come before the Annual Meeting, as described herein.

According to the Company’s proxy statement, the current Board intends to nominate three directors for election at the Annual Meeting. Barington and Matthews will each be using a universal proxy card for voting on the election of directors at the Annual Meeting, which will include the names of all nominees for election to the Board. Shareholders will have the ability to vote for up to three (3) nominees on Barington’s enclosed GOLD universal proxy card. Any shareholder who wishes to vote for any combination of the Company’s nominees and the Barington Nominees may do so on Barington’s GOLD universal proxy card. There is no need to use the Company’s white universal proxy card or voting instruction form, regardless of how you wish to vote.

Shareholders are permitted to vote for fewer than three (3) nominees or for any combination (up to three (3) total) of the Barington Nominees and the Company’s nominees on the GOLD universal proxy card.

We believe that voting on the GOLD universal proxy card provides the best opportunity for shareholders to elect all of the Barington Nominees. Barington therefore urges shareholders to use our GOLD universal proxy card to vote “FOR” the three (3) Barington Nominees.

IMPORTANTLY, IF YOU MARK MORE THAN THREE (3) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN THREE (3) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED “FOR” THOSE NOMINEES YOU HAVE SO MARKED AND DEFAULT TO A “WITHHOLD” VOTE WITH RESPECT TO ANY NOMINEE LEFT UNMARKED.

VIRTUAL MEETING

The Company has disclosed that the Annual Meeting will take place in a virtual meeting format only. Shareholders will not be able to attend the Annual Meeting in person. You may only participate in the virtual meeting by registering in advance at www.cesonlineservices.com/matw25_vm prior to the deadline of 11:59 p.m. Eastern Standard Time on [______], 2025.

According to the Company’s proxy statement, the process for attending the Annual Meeting depends on how your Common Stock is held. Generally, you may hold Common Stock in your name as a “record holder” or in an account with a bank, broker, or other nominee (i.e., in “street name”).

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If you are a record shareholder (i.e., you hold your shares through the Company’s transfer agent, Computershare), in order to attend the virtual meeting, you will need to pre-register at www.cesonlineservices.com/matw25_vm by 11:59 PM Eastern Standard Time on [______], 2025.

If you hold your shares in “street name,” you must register in advance to attend and vote at the virtual Annual Meeting webcast. To register, you must obtain a “legal proxy” from the bank, broker or other nominee of your shares and submit the legal proxy to the Company in order to be entitled to vote those shares electronically. Please note that obtaining a legal proxy may take several days. You will receive a confirmation of your registration by email. You may submit your legal proxy either (i) in advance of the Annual Meeting by attaching the legal proxy and a proxy card with your voting instructions (or an image thereof in PDF, JPEG, GIF or PNG file format) in an email to the Company’s proxy solicitor Georgeson at GeorgesonMATW@Georgeson.com or (ii) along with your voting ballot during the Annual Meeting. The Company must have your legal proxy in order for your vote submitted during the Annual Meeting to be valid. To avoid any technical difficulties on the day of the Annual Meeting, we encourage you to submit your legal proxy in advance of the Annual Meeting by attaching the legal proxy and a proxy card with your voting instructions (or an image thereof in PDF, JPEG, GIF or PNG file format) in an email to GeorgesonMATW@Georgeson.com to ensure that your vote is counted, rather than wait to upload the legal proxy during the Annual Meeting. Multiple legal proxies must be combined into one document for purposes of uploading them with your ballot on the Annual Meeting website.

We encourage you to access the Annual Meeting before the start time of [●] [AM/PM] Eastern Standard Time, on [●], [●], 2025. Please allow ample time for online check-in, which will begin at [●] [AM/PM] Eastern Standard Time on [●], [●], 2025. The Company will have a support team ready to assist attendees with any technical difficulties they may have accessing or hearing the audio webcast of the meeting.

Whether or not you plan to attend the Annual Meeting, we urge you to sign, date and return the enclosed GOLD universal proxy card in the postage-paid envelope provided, or vote via the Internet or telephone as instructed on the GOLD universal proxy card. Additional information and Barington’s proxy materials can also be found at www._______.com. If you have any difficulty following the registration process, please email our proxy solicitor at info@okapipartners.com.

VOTING

Shareholder of Record

If you are a shareholder of record, you may vote at the Annual Meeting. To vote online during the annual meeting, visit www.cesonlineservices.com/matw25_vm. You will need the 16-digit control number that is printed on your GOLD universal proxy card to vote online at the Annual Meeting. You may also vote by completing, signing and dating the GOLD universal proxy card or by proxy via the internet or telephone. To vote online before the Annual Meeting, go to www.okapivote.com/MATW2025 and transmit your voting instructions up until 11:59 p.m. Eastern Standard Time on [______], 2025.

Beneficial Owner

According to the Company’s proxy statement, if you are a beneficial owner of shares registered in the name of your broker, bank or other agent, you should receive a proxy card and voting instructions from that organization. Simply complete and mail the proxy card to ensure that your vote is submitted to your broker or bank. Alternatively, you may vote over the internet as instructed by your broker or bank. According to the Company’s proxy statement, to vote in real time at the Annual Meeting, you must obtain a valid legal proxy from your broker, bank or other agent. Follow the instructions from your broker or bank or contact your broker or bank to request a proxy form.

Whether or not you plan to attend the Annual Meeting, we urge you to sign, date and return the enclosed GOLD universal proxy card in the postage-paid envelope provided, or vote via the internet as instructed on the GOLD universal proxy card.

24

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. According to the Company’s proxy statement, the presence in person or by proxy of the majority of the voting power of the Common Stock will constitute a quorum for the transaction of business at the Annual Meeting. At the close of business on the Record Date, there were [__] shares outstanding and entitled to vote.

Abstentions and shares represented by “broker non-votes” will be counted for the purposes of determining a quorum. In addition, if you hold your shares in street name and do not provide voting instructions to your bank, broker or other nominee, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. A “broker non-vote” occurs when a broker holding shares for a beneficial owner has discretionary authority to vote on “routine” matters brought before a shareholder meeting, but the beneficial owner of the shares fails to provide the broker with specific instructions on how to vote on any “non-routine” matters brought to a vote at the shareholder meeting. Under the rules governing brokers’ discretionary authority, if a shareholder receives proxy materials from or on behalf of both Barington and the Company, then brokers holding shares in such shareholder’s account will not be permitted to exercise discretionary authority regarding any of the proposals to be voted on at the Annual Meeting, whether “routine” or not. As a result, there would be no broker non-votes by such brokers. In such case, if you do not submit any voting instructions to your broker, then your shares will not be counted in determining the outcome of any of the proposals at the Annual Meeting, nor will your shares be counted for purposes of determining whether a quorum exists. However, if you receive proxy materials only from the Company, then brokers will be entitled to vote your shares on “routine” matters without instructions from you. The only proposal that would be considered “routine” in such event is Proposal 3 (ratification of the Company’s independent registered public accounting firm). A broker will not be entitled to vote your shares on any “non-routine” matters, absent instructions from you. We urge you to instruct your broker about how you wish your shares to be voted.

VOTES REQUIRED FOR APPROVAL

Election of Directors ─ According to the Company’s proxy statement, the nominees for election as directors receiving the highest number of votes cast shall be elected, which the Company refers to as the “plurality of votes cast.” Accordingly, the three (3) director nominees receiving the highest number of “FOR” votes will be elected as directors. Shareholders may not cumulate votes for the election of directors. Withhold votes will be counted for purposes of determining if there is a quorum at the Annual Meeting but will not be counted as votes cast with respect to, and will have no effect on the outcome of, this proposal beyond resulting in the applicable nominee(s) receiving fewer affirmative votes cast for such nominee(s)’ election. Broker non-votes, if any, will also not be considered to have been voted for any director nominee.

Approval of the Adoption of the Second Amended and Restated 2017 Equity Incentive Plan ─ According to the Company’s proxy statement, this proposal will be approved if the number of votes cast “FOR” the proposal exceeds the number of votes cast “AGAINST” the proposal, which the Company refers to as a “majority of votes cast.” Neither abstentions nor broker non-votes will have any legal effect on whether this proposal is approved.

Ratification of Independent Registered Public Accounting Firm ─ According to the Company’s proxy statement, this proposal will be approved if the number of votes cast “FOR” the proposal exceeds the number of votes cast “AGAINST” the proposal. Neither abstentions nor broker non-votes will have any legal effect on whether this proposal is approved.

25

Advisory Resolution to Approve Executive Compensation ─ According to the Company’s proxy statement, this proposal will be approved if the number of votes cast “FOR” the proposal exceeds the number of votes cast “AGAINST” the proposal. Neither abstentions nor broker non-votes will have any legal effect on whether this proposal is approved.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting virtually (although, attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Barington in care of Okapi at the address set forth on the back cover of this Proxy Statement or to the Company, Attn: Corporate Secretary at Two Northshore Center, Pittsburgh, Pennsylvania 15212 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Barington in care of Okapi at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the shares entitled to be voted at the Annual Meeting. Additionally, Okapi may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Barington Nominees.

IF YOU WISH TO VOTE FOR THE ELECTION OF THE BARINGTON NOMINEES TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GOLD UNIVERSAL PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

26

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Barington. Proxies may be solicited by mail, facsimile, telephone, Internet, in person and by advertisements.

Barington has entered into an agreement with Okapi for solicitation and advisory services in connection with this solicitation, for which Okapi will receive a fee not to exceed $140,000, together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Barington will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Barington has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Barington will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. In addition, directors, officers, members and certain other employees of Barington may solicit proxies as part of their duties in the normal course of their employment without any additional compensation. The Barington Nominees may make solicitations of proxies but, except as described herein, will not receive compensation for acting as director nominees. It is anticipated that Okapi will employ approximately [__] persons to solicit shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Barington. Costs of this solicitation of proxies are currently estimated to be approximately $[______] (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). Barington estimates that through the date hereof its expenses in connection with this solicitation are approximately $[______]. To the extent legally permissible, if Barington is successful in its proxy solicitation, Barington intends to seek reimbursement from the Company for the expenses it incurs in connection with this solicitation. Barington does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

BCEP, Barington Companies Investors, Barington Capital Group, LNA Capital, James Mitarotonda, 1 NBL EH, LLC (“NBL”), Joseph Gromek, and the other Barington Nominees may be deemed to be participants in this solicitation under applicable SEC rules and regulations (each a “Participant” and collectively, the “Participants”).

The principal business address of BCEP, Barington Companies Investors, Barington Capital Group, LNA Capital and Mr. Mitarotonda is 888 Seventh Avenue, 6th Floor, New York, New York 10019. The principal business address of NBL and Mr. Gromek is 1 North Bay Lane, East Hampton, New York 11937. The principal business address of Ms. Amicarella is 3551 W Ridge Ln, Manvel, Texas 77578. The principal business address of Mr. Galbato is 168 West 86th Street, New York, New York 10024.

The principal business of each of BCEP and Barington Capital Group is acquiring, holding, and disposing of investments in various companies. The principal business of Barington Companies Investors is serving as the general partner of BCEP and as an investment advisor to certain other parties or accounts. Barington Capital Group also serves as the majority member of Barington Companies Investors. The principal business of LNA Capital is serving as the general partner of Barington Capital Group. Mr. Mitarotonda’s principal business is serving as the Chairman, Chief Executive Officer and President of each of Barington Companies Investors and Barington Capital Group, and the sole shareholder, director and officer LNA Capital. The principal business of NBL and Mr. Gromek is investing in securities.

27

Each of BCEP and Barington Capital Group is a Delaware limited partnership. Barington Companies Investors is a Delaware limited liability company. LNA Capital is a Delaware corporation. NBL is a New York limited liability company. Mr. Gromek and each of the Barington Nominees is a citizen of the United States of America, and Ms. Amicarella is also a citizen of Venezuela and Italy.

As of the date hereof, BCEP directly beneficially owns 563,962 shares of Common Stock. Barington Companies Investors, as the general partner of BCEP, may be deemed to beneficially own the 563,962 shares of Common Stock owned by BCEP. Barington Capital Group, as the majority member of Barington Companies Investors, may be deemed to beneficially own the 563,962 shares of Common Stock owned by BCEP. LNA Capital, as the general partner of Barington Capital Group, may be deemed to beneficially own the 563,962 shares of Common Stock owned by BCEP. Mr. Mitarotonda, as the sole shareholder and director of LNA Capital, may be deemed to beneficially own the 563,962 shares of Common Stock owned by BCEP. As of the date hereof, NBL directly beneficially owns 17,990 shares of Common Stock. Mr. Gromek, as the managing member of NBL, may be deemed to beneficially own the 17,990 shares of Common Stock owned by NBL. As of the date hereof, Ms. Amicarella and Mr. Galbato do not beneficially own any shares of Common Stock.

The shares of Common Stock purchased by Barington and NBL were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Except as otherwise set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no Participant has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no Participant directly or indirectly beneficially owns any securities of the Company; (iii) no Participant owns any securities of the Company which are owned of record but not beneficially; (iv) no Participant has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any Participant is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no Participant is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any Participant owns beneficially, directly or indirectly, any securities of the Company; (viii) no Participant owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no Participant or any of his, her or its associates or immediate family members was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no Participant or any of his, her or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; (xi) no Participant has a substantial interest, direct or indirect, by securities holdings or otherwise in any matter to be acted on at the Annual Meeting; (xii) no Participant holds any positions or offices with the Company; (xiii) no Participant has a family relationship with any director, executive officer, or person nominated or chosen by the Company to become a director or executive officer, (xiv) no companies or organizations, with which any of the Participants has been employed in the past five years, is a parent, subsidiary or other affiliate of the Company and (xv) there are no material proceedings to which any Participant or any of his, her or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

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OTHER MATTERS AND ADDITIONAL INFORMATION

Barington is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which Barington is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed GOLD universal proxy card will vote on such matters in their discretion.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements and annual reports. This means that only one copy of this Proxy Statement may have been sent to multiple shareholders in your household. We will promptly deliver a separate copy of the document to you if you write to our proxy solicitor, Okapi, at the address set forth on the back cover of this Proxy Statement or call toll free at (877) 285-5990. If you want to receive separate copies of our proxy materials in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact our proxy solicitor at the above address and phone number.

The information concerning the Company and the proposals in the Company’s proxy statement contained in this Proxy Statement has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements. All information relating to any person other than the Participants is given only to the knowledge of Barington.

This Proxy Statement is dated January [__], 2025. You should not assume that the information contained in this Proxy Statement is accurate as of any date other than such date, and the mailing of this Proxy Statement to shareholders shall not create any implication to the contrary.

SHAREHOLDER PROPOSALS

According to the Company’s proxy statement, shareholders may make proposals for inclusion in the Company’s proxy statement and proxy form for the 2026 annual meeting of the shareholders (the “2026 Annual Meeting”) under Rule 14a-8 of the Exchange Act. To be considered for inclusion, shareholders must ensure that such proposals are received by the Secretary of the Company not later than 120 calendar days in advance of the date the Company released its proxy statement to shareholders in connection with the previous year’s annual meeting, or by _________, 2025. However, if the date of the 2026 Annual Meeting is changed by more than 30 days from the first anniversary of the Annual Meeting, then the deadline for submitting a shareholder proposal pursuant to Rule 14a-8 of the Exchange Act will be a reasonable time before the Company first sends proxy materials for the 2026 Annual Meeting.

The Bylaws also establish an advance notice procedure for shareholders who wish to nominate persons for election to the Board or present a proposal before an annual meeting of shareholders but do not intend for the proposal to be included in the Company’s proxy statement. According to the Company’s proxy statement, the Bylaws provide that shareholders who wish to submit a proposal for presentation at the 2026 Annual Meeting that is not to be included in the Company’s proxy materials must give written notice of the proposal, containing the information specified in the Bylaws, so that it is received by the Company no later than and no earlier than the notice deadline determined under Section 2.09 of the Bylaws. The Company’s proxy statement provides that this period will generally be 75 to 120 days prior to the anniversary of the annual meeting for the previous year. According to the Company’s proxy statement, as a result, shareholders who intend to present nominations or proposals at the 2026 Annual Meeting must give written notice to the Corporate Secretary, and otherwise comply with the Bylaw requirements, by no earlier than ___________, 2025, and no later than ____________, 2025.

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In addition to satisfying the foregoing requirements under the Bylaws, to comply with the universal proxy rules, shareholders who intend to solicit proxies in support of director nominees other than the Board’s nominees must provide notice that sets forth the information required by Rule 14a-19(b) under the Exchange Act no later than [__], 2025.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2026 Annual Meeting is based on information contained in the Company’s proxy statement and Bylaws. The incorporation of this information in this Proxy Statement should not be construed as an admission by Barington that such procedures are legal, valid or binding.

CERTAIN ADDITIONAL INFORMATION

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING BASED ON OUR RELIANCE ON RULE 14A-5(C) UNDER THE EXCHANGE ACT. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS AND EXECUTIVE OFFICERS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND DIRECTOR COMPENSATION, INFORMATION CONCERNING THE COMMITTEES OF THE BOARD AND OTHER INFORMATION CONCERNING THE BOARD, INFORMATION CONCERNING CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS, INFORMATION ABOUT THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM AND OTHER IMPORTANT INFORMATION. SHAREHOLDERS ARE DIRECTED TO REFER TO THE COMPANY’S PROXY STATEMENT FOR THE FOREGOING INFORMATION, INCLUDING INFORMATION REQUIRED BY ITEM 7 OF SCHEDULE 14A WITH REGARD TO THE COMPANY’S NOMINEES. SHAREHOLDERS CAN ACCESS THE COMPANY’S PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS DISCLOSING THIS INFORMATION, WITHOUT COST, ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. Although we have no knowledge that would indicate that statements relating to the Company contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date we have not had access to the books and records of the Company, were not involved in the preparation of such information and statements and are not in a position to verify such information and statements.

Your vote is important. No matter how many or how few shares of Common Stock you own, please vote to elect the Barington Nominees by marking, signing, dating and mailing the enclosed GOLD universal proxy card promptly.

Barington Companies Equity Partners, L.P.

_________________, 2025

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SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY
DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Date of Purchase/Sale

BARINGTON COMPANIES EQUITY PARTNERS, L.P.

Purchase of Common Stock	49,952	02/06/2024
Purchase of Common Stock	10,000	02/14/2024
Purchase of Common Stock	10,000	02/27/2024
Purchase of Common Stock	5,000	02/28/2024
Purchase of Common Stock	10,000	03/01/2024
Purchase of Common Stock	10,000	03/15/2024
Purchase of Common Stock	9,000	05/21/2024
Purchase of Common Stock	10,000	05/23/2024
Purchase of Common Stock	10,000	05/29/2024
Purchase of Common Stock	10,000	06/03/2024
Purchase of Common Stock	10,000	06/10/2024
Purchase of Common Stock	10,000	06/13/2024
Purchase of Common Stock	20,000	08/14/2024
Purchase of Common Stock	10,000	08/16/2024
Purchase of Common Stock	10,000	09/03/2024
Purchase of Common Stock	10,000	09/06/2024
Purchase of Common Stock	10,000	09/10/2024
Purchase of Common Stock	10,000	09/11/2024
Purchase of Common Stock	50,000	11/12/2024
Purchase of Common Stock	25,000	11/13/2024
Purchase of Common Stock	20,000	11/19/2024
Purchase of Common Stock	13,962	11/20/2024

1 NBL EH, LLC

Purchase of Common Stock	10,000	08/20/2024
Purchase of Common Stock	7,990	08/21/2024

I-1

SCHEDULE II

The following table is reprinted from the Company’s preliminary proxy statement filed with the SEC on December 27, 2024.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The Company’s Restated Articles of Incorporation divide its voting stock into three classes: Preferred Stock, and Class A and Class B Common Stock. At the present time, no shares of Preferred Stock or Class B Common Stock are issued or outstanding. The following information is furnished with respect to persons who the Company believes, based on its records and filings made with the SEC, beneficially own five percent or more of the outstanding shares of Common Stock of the Company, and with respect to directors, individuals nominated to serve as directors, officers and executive management. Those individuals with more than five percent of the Company’s Common Stock could be deemed to be “control persons” of the Company.

This information presented is as of November 30, 2024, except as otherwise noted. The percentage ownership calculation is based on 30,937,563 shares of Common Stock outstanding.

Name of Beneficial Owner (1)	Number of Shares Beneficially Owned (1) (2)	Percent (%) of Class	Deferred Stock Compensation Shares (7)
Directors, Officers and Executive Management:
J.C. Bartolacci	551,047	1.8	—
G.S. Babe	85,775	*	5,798
K.E. Dietze	40,658	*	—
T.L. Dunlap	24,910	*	—
L.D. Etzkorn	9,886	*	—
S.D. Gackenbach	98,946 (3)	*	—
A. Garcia-Tunon	27,259	*	36,352
G.R. Kohl	61,263	*	—
J.M. Nauman	0	*	0
S.F. Nicola	187,981	*	—
M.K. O’Brien	32,850	*	—
A.W. Richards	1,090 (4)	*	—
D.A. Schawk	211,859	*	—
B.D. Walters	75,267	*	—
J.R. Whitaker	26,221	*	8,997
F.S. Wlodarczyk	—	*	—
All directors, Company director nominees, officers and executive management as a group (20 persons)	1,479,108	4.8	51,147
Others:
BlackRock, Inc. 55 East 52nd Street New York, NY 10005	4,701,303 (5)**	15.2
The Vanguard Group, Inc. 100 Vanguard Boulevard Malvern, PA 19355-2331	3,542,565 (6)**	11.5

II-1

__________________

*	Less than 1%
**	Information as of September 30, 2024, derived from Schedule 13D or 13G filings filed by the beneficial owner.
(1)	Any shares that may be beneficially owned within 60 days of November 30, 2024 are included in beneficial ownership. Unless otherwise noted, the mailing address of each beneficial owner is the same as that of the Company.
(2)	To the best of the Company’s knowledge, the nature of the beneficial ownership for all shares is sole voting and investment power, except as otherwise noted in the footnotes to the table.
(3)	Includes 12,109 shares of Common Stock held in the SGT 2021 Family Trust for the benefit of members of Mr. Garcia-Tunon’s family for which Mr. Garcia-Tunon serves as trustee.
(4)	Includes 35,548 shares of Common Stock held in the Teryl Alyson Schawk 1998 Trust; 51,514 shares of Common Stock held in trusts for the benefit of Mr. Schawk’s children for which Mr. Schawk or his spouse serves as trustee; 124,699 shares of Common Stock held in the David A. Schawk 1998 Trust for which Mr. Schawk serves as trustee with voting and investment power over such shares; 77,395 shares of Common Stock held in trust for the benefit of Mr. Schawk’s niece for which Mr. Schawk serves as custodian with voting and investment power but no pecuniary interest; and 97 shares of Common Stock held as custodian.
(5)	Pursuant to that certain Amendment No. 4 to Schedule 13G filed January 22, 2024 by BlackRock, Inc., as parent holding company or control person for certain of its subsidiaries (collectively, the “BlackRock Entities”), the BlackRock Entities have (i) sole voting power with respect to 4,646,670 shares of Common Stock and (ii) sole dispositive power with respect to 4,701,303 shares of Common Stock.
(6)	Pursuant to that certain Amendment No. 13 to Schedule 13G filed February 13, 2024 by The Vanguard Group, Inc., as beneficial owner and parent holding company or control person for certain of its subsidiaries (collectively, the “Vanguard Entities”), the Vanguard Entities have (i) shared voting power with respect to 44,073 shares of Common Stock, (ii) sole dispositive power with respect to 3,467,858 shares of Common Stock, and (iii) shared dispositive power with respect to 74,707 shares of Common Stock.
(7)	Represents shares of Common Stock held in a deferred stock compensation account for the benefit of the director under the Company’s Director Fee Plans, which are excluded from the Number of Shares Beneficially Owned. See the information provided under “General Information Regarding Corporate Governance—Compensation of Directors” in this Proxy Statement.

II-2

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how many shares of Common Stock you own, please give Barington your proxy FOR the election of the Barington Nominees and in accordance with Barington’s recommendations on the other proposals on the agenda for the Annual Meeting by taking the following steps:

•	SIGNING the enclosed GOLD universal proxy card;
•	DATING the enclosed GOLD universal proxy card; and
•	MAILING the enclosed GOLD universal proxy card TODAY in the envelope provided (no postage is required if mailed in the United States); or
•	VOTING BY INTERNET using the unique “control number” and following the instructions that appear on your GOLD universal proxy card.

You may vote your shares virtually at the Annual Meeting; however, even if you plan to attend the Annual Meeting virtually, we recommend that you submit your GOLD universal proxy card by mail by the applicable deadline so that your vote will still be counted if you later decide not to attend the Annual Meeting. If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed GOLD universal voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Okapi as set forth below.

If you have any questions, require assistance in voting your GOLD universal proxy card,

or need additional copies of Barington’s proxy materials,

please contact:

Okapi Partners LLC

1212 Avenue of the Americas, 17th Floor

New York, New York 10036

Shareholders may call toll-free: (877) 285-5990

Banks and brokers call: (212) 297-0720

E-mail: info@okapipartners.com

GOLD PROXY CARD

REVISED PRELIMINARY COPY SUBJECT TO COMPLETION
DATED JANUARY 2, 2025

MATTHEWS INTERNATIONAL CORPORATION

2025 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF BARINGTON COMPANIES EQUITY PARTNERS, L.P. AND THE OTHER PARTICIPANTS IN ITS SOLICITATION

THE BOARD OF DIRECTORS OF MATTHEWS INTERNATIONAL CORPORATION
IS NOT SOLICITING THIS PROXY

P     R     O     X     Y

The undersigned appoints James Mitarotonda, Andrew Freedman and Bruce Goldfarb and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Matthews International Corporation (the “Company”) which the undersigned would be entitled to vote if personally present at the 2025 annual meeting of shareholders of the Company scheduled to be held on [______], 2025 at [_:__ [a/p].m.] Eastern Standard Time virtually at www.cesonlineservices.com/matw25_vm (including any adjournments, postponements or continuations thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Barington Companies Equity Partners, L.P. (together with the other participants in its solicitation, “Barington”) a reasonable time before this solicitation.

THIS PROXY WILL BE VOTED AS DIRECTED. IF THIS PROXY IS SIGNED AND NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” THE THREE (3) BARINGTON NOMINEES, “FOR” PROPOSAL 2, “FOR” PROPOSAL 3, AND “AGAINST” PROPOSAL 4.[

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Barington’s solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

GOLD PROXY CARD

[X] Please mark vote as in this example

BARINGTON STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE “FOR” THE THREE (3) BARINGTON NOMINEES, AND NOT TO VOTE “FOR” ANY OF THE THREE (3) COMPANY NOMINEES LISTED BELOW IN PROPOSAL 1.

YOU MAY SUBMIT VOTES FOR UP TO THREE (3) NOMINEES. IMPORTANTLY, IF YOU MARK MORE THAN THREE (3) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, ALL OF YOUR VOTES FOR THE ELECTION OF DIRECTORS WILL BE DEEMED INVALID. IF YOU MARK FEWER THAN THREE (3) “FOR” BOXES WITH RESPECT TO THE ELECTION OF DIRECTORS, THIS PROXY CARD, WHEN DULY EXECUTED, WILL BE VOTED ONLY AS DIRECTED.

1.	To elect three (3) directors for a term of three (3) years.

BARINGTON NOMINEES	FOR	WITHHOLD
a) Ana B. Amicarella	☐	☐
b) Chan W. Galbato	☐	☐
c) James Mitarotonda	☐	☐

COMPANY NOMINEES OPPOSED BY BARINGTON	FOR	WITHHOLD
a) Terry L. Dunlap	☐	☐
b) Alvaro Garcia-Tunon	☐	☐
c) J. Michael Nauman	☐	☐

BARINGTON Makes NO RECOMMENDATION WITH RESPECT TO PROPOSAL 2.

2.	The Company’s proposal to approve the adoption of the Second Amended and Restated 2017 Equity Incentive Plan.

☐ FOR	☐ AGAINST	☐ ABSTAIN

BARINGTON Makes NO RECOMMENDATION WITH RESPECT TO PROPOSAL 3.

3.	The Company’s proposal to ratify the appointment of Ernst & Young LLP as the Company’s independent registered public accounting firm to audit the records of the Company for the fiscal year ending September 30, 2025.
☐ FOR	☐ AGAINST	☐ ABSTAIN

BARINGTON RECOMMENDS SHAREHOLDERS VOTE “AGAINST” PROPOSAL 4.

4.	The Company’s proposal to provide an advisory (non-binding) vote on the executive compensation of the Company’s named executive officers.

☐ FOR	☐ AGAINST	☐ ABSTAIN

GOLD PROXY CARD

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH THEY ARE SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.